                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                       Alternate Marketing Networks, Inc.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   02145P-10-6
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                                 (CUSIP Number)


                                 GREG R. SAMUEL
                              HAYNES AND BOONE, LLP
                           901 MAIN STREET, SUITE 3100
                               DALLAS, TEXAS 75202
                                 (214) 651-5000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 1, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                                -----------
CUSIP No. 02145P-10-6                                                Page 2 of 8
---------------------                                                -----------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                       Hencie International, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

         OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
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                               7    SOLE VOTING POWER
            NUMBER OF
             SHARES                    679,163
                            ----------------------------------------------------
          BENEFICIALLY         8    SHARED VOTING POWER
            OWNED BY
                                       0
                            ----------------------------------------------------
              EACH             9    SOLE DISPOSITIVE POWER
           REPORTING
                                       679,163
                            ----------------------------------------------------
             PERSON           10    SHARED DISPOSITIVE POWER
              WITH
                                       0
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               11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON

                                  679,163
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               12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES                          [ ]

--------------------------------------------------------------------------------
               13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  7.7%
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               14           TYPE OF REPORTING PERSON

                                  CO
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

---------------------                                                -----------
CUSIP No. 02145P-10-6                                                Page 3 of 8
---------------------                                                -----------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Anwar Fatehdin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
            NUMBER OF
             SHARES                    679,163
                            ----------------------------------------------------
          BENEFICIALLY         8    SHARED VOTING POWER
            OWNED BY
                                       0
                            ----------------------------------------------------
              EACH             9    SOLE DISPOSITIVE POWER
           REPORTING
                                       679,163
                            ----------------------------------------------------
             PERSON           10    SHARED DISPOSITIVE POWER
              WITH
                                       0
--------------------------------------------------------------------------------
               11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON

                                  679,163
--------------------------------------------------------------------------------
               12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES                          [ ]

--------------------------------------------------------------------------------
               13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  7.7%
--------------------------------------------------------------------------------
               14           TYPE OF REPORTING PERSON

                                  IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Alternate Marketing Networks, Inc., a Delaware corporation ("ALTM"). On August 1, 2002, ALTM acquired Hencie, Inc, a Delaware corporation ("Hencie") pursuant to an amended and restated agreement and plan of reorganization dated May 31, 2002 by and among Alternate Marketing Networks, Inc., a Michigan corporation, ALTM, ALTM Combination Co., a Delaware corporation, Hencie, Adil Khan and certain stockholders of Hencie including Hencie International, Inc. (the "Agreement").

                  Pursuant to the Agreement, Hencie International, Inc. received 679,163 shares of Common Stock (the "Shares").

                  The principal executive offices of ALTM are located at One Ionia, S.W., Suite 520, Grand Rapids, Michigan 49503.


ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is filed on behalf of Hencie International, Inc. ("Hencie International") and Anwar Fatehdin. In addition, as required by General Instruction C of Schedule 13D, information is being provided in the responses to Items 2 through 6 below with respect to each executive officer and director of Hencie International and each person controlling Hencie International.

         (a)      HENCIE INTERNATIONAL

                  Hencie International is a Texas corporation primarily engaged in construction. The principal executive offices of Hencie International are located at 2708 National Circle, Garland, Texas 75041.

                  Hencie International has not been convicted in a criminal proceeding during the last five years. During the last five years, Hencie International was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (b)      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                  (i) Anwar Fatehdin is the sole executive officer, the sole director and the sole shareholder of Hencie International. His principal occupation is civil engineer. Mr. Fatehdin's principal business address is 2708 National Circle, Garland, Texas 75041. Mr. Fatehdin is a United States citizen.

                  Mr. Fatehdin has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)      HENCIE INTERNATIONAL

                  The Shares were acquired pursuant to the Agreement in exchange for 2,419,857 shares of Hencie stock held by Hencie International.

         (b)      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                  Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)      HENCIE INTERNATIONAL

                  Hencie International acquired the Shares reported in this
         Schedule 13D for investment purposes. Hencie International has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         (b)      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                  Anwar Fatehdin does not have any plans or proposals that relate to or would result in any of the actions specified in clauses
         (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      HENCIE INTERNATIONAL

                  On August 1, 2002, pursuant to the Agreement, Hencie International acquired all 679,163 of the Shares. Hencie International beneficially owns, and has the sole power to vote and dispose of, all 679,163 of the Shares. The Shares constitute approximately 7.7% of ALTM's outstanding common stock. Hencie International has not effected any other transactions in Common Stock during the past 60 days.

         (b)      EXECUTIVE OFFICERS, DIRECTORS, AND CONTROL PERSONS

                  Anwar Fatehdin may be deemed to be the beneficial owner of the Shares held of record by Hencie International by virtue of his relationship with Hencie International. Mr. Fatehdin has not effected any other transactions in Common Stock during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a)      HENCIE INTERNATIONAL

                  Incorporated by reference from the Agreement and from the Registration Rights Agreement, dated as of August 1, 2002, by and among ALTM, certain officers and directors of ALTM, Alternate Marketing Networks, Inc., a Michigan corporation, ALTM Combination Co., a Delaware corporation, Hencie and certain stockholders of Hencie including Hencie International (the "Registration Rights Agreement").

                  Other than the Agreement and the Registration Rights Agreement, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between Hencie International and any person with respect to the securities of ALTM.

         (b)      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A          --       Amended and Restated Agreement and Plan of
                                    Reorganization dated May 31, 2002 by and among Alternate Marketing Networks, Inc., a
                                    Michigan corporation, ALTM, ALTM Combination
                                    Co., a Delaware corporation, Hencie, Adil
                                    Khan and certain stockholders of Hencie
                                    (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule
                                    14A filed by ALTM with the Securities and Exchange Commission as of June 17, 2002).

        Exhibit B          --       Registration Rights Agreement, dated as of
                                    August 1, 2002, by and among ALTM, certain officers and directors of ALTM, Alternate
                                    Marketing Networks, Inc., a Michigan
                                    Corporation, ALTM Combination Co., a
                                    Delaware Corporation, Hencie and certain stockholders of Hencie.

        Exhibit C          --       Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: August 9, 2002


HENCIE INTERNATIONAL, INC.

By:      /s/ ANWAR FATEHDIN
         ----------------------------------------
Name:    Anwar Fatehdin
Title:   President and Chief Executive Officer


/s/ ANWAR FATEHDIN
-------------------------------------------------
Anwar Fatehdin

                                INDEX TO EXHIBITS

         EXHIBIT
         NUMBER            DESCRIPTION
         -------           -----------
        A         --       Amended and Restated Agreement and Plan of
                           Reorganization dated May 31, 2002 by and among
                           Alternate Marketing Networks, Inc., a Michigan
                           corporation, ALTM, ALTM Combination Co., a Delaware
                           corporation, Hencie, Adil Khan and certain
                           stockholders of Hencie (incorporated by reference to
                           Appendix A to the Definitive Proxy Statement on
                           Schedule 14A filed by ALTM with the Securities and
                           Exchange Commission as of June 17, 2002).

        B         --       Registration Rights Agreement, dated as of August 1,
                           2002, by and among ALTM, certain officers and
                           directors of ALTM, Alternate Marketing Networks,
                           Inc., a Michigan Corporation, ALTM Combination Co., a
                           Delaware Corporation, Hencie and certain stockholders
                           of Hencie.

        C         --       Joint Filing Agreement.